Mail Stop 4561

February 17, 2010

Moshe J. Schnapp
Chief Executive Officer
Forex International Trading Corp.
1618 N. Fairfax Avenue
Los Angeles, California 90046

> **Re:** **Forex International Trading Corp.**
> **Amendment No. 4 Registration Statement on Form S-1**
> **Filed January 29, 2010**
> **File No. 333-161795**

Dear Mr. Schnapp:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 20, 2010.

Dilution, page 9

1. We note your response to prior comment 5 and your revised disclosures on page 9; however, the second paragraph of your dilution discussion continues to refer to July 31, 2009. Please revise. Also, please provide the calculations that support your net tangible book value per share at October 31, 2009. In this regard, based on our calculations, it appears that your net tangible book value per share at October 31, 2009 was ($0.00119) versus the ($0.00187) as disclosed. Please explain your calculations or revise accordingly. Please ensure any revisions to your disclosures are also included in the dilution table provided at the bottom of page 9.

Audited Financial Statements for the Period Since Inception July 22, 2009 to the Year Ended July 31, 2009

Independent Registered Accounting Firm's Report, page F-1

2. Please confirm whether Eugene M. Egerberg, CPA conducted their audit in accordance with standards of the "Public Company Accounting Oversight Board (United States)" and if so, revise the Independent Registered Accounting Firm's report to indicate as such pursuant to Auditing Standards No. 1.

3.   Also, revise the Independent Registered Accounting Firm's report to refer to the restatement footnote as Note 9.

Interim Financial Statements for the Three Months Ended October 31, 2009

General

4.   Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards in your October 31, 2009 financial statements. You do not need to revise such references in your audited financial statements for the period ended July 31, 2009.

Exhibit 5.1

5.   We note that the legality opinion states that "the securities being sold pursuant to the Registration Statement including the 20,000,000 shares of common stock issuable are duly authorized…" Counsel's opinion appears to suggest that the registration statement includes shares other than the 20,000,000 shares of common stock being registered. Please advise or revise the opinion.

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        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you require additional assistance, you may contact me at (202) 551-3462.

                                                Sincerely,

                                                Mark P. Shuman
                                                Legal Branch Chief

cc: Via facsimile at (516) 977-1209
        Stephen M. Fleming
        Law Offices of Stephen M. Fleming PLLC